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Thomas P. Conaghan Attorney at Law tconaghan@mwe.com +1 202 756 8161

August 26, 2010

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn:  Kathleen Collins
Accounting Branch Chief

Re:          Merge Healthcare Incorporated
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed March 12, 2010
Form 10-K/A for the Fiscal Year Ended December 31, 2009
Filed April 30, 2010
Forms 8-K Filed April 20, 2010 and June 18, 2010
SEC File No. 001-33006

Dear Ms. Collins:

On behalf of Merge Healthcare Incorporated (the “Company”), set forth below are responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in your letter dated August 12, 2010 (the “Comment Letter”) relating to the Form 10-K and Form 10-K/A for the fiscal year ended December 31, 2009, filed by the Company on March 12, 2010 and April 30, 2010, respectively, and the Forms 8-K filed by the Company on April 20, 2010 and June 18, 2010 (File No. 001-33006). The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Comment Letter, and to facilitate your review, we have reproduced the text of the Staff’s comments in italics below.  In addition to the responses below, the Company has filed today Amendment No. 3 to its Form 10-K for the fiscal year ended December 31, 2009 (“Amendment No. 3”), to address the Staff's comments 4 and 5.

Form 10-K for the Fiscal Year Ended December 31, 2009

Financial Statements

Note (1) — Basis of Presentation and Significant Accounting Policies

Revenue Recognition, page 51

Ms. Kathleen COllins
August 26, 2010

1.           We have reviewed your response to prior comment 5 and note that the renewal rate ranges for arrangements with original equipment manufacturers ("OEM") are much lower than those renewal ranges noted with other customers. Please explain to us why the OEM renewal rates are lower and tell us how the services provided under these arrangements are different from your other customers, As part of your response, please explain to us how you have concluded that the OEM renewal rates are substantive.

Company Response: Please recall that the type of software licensed to OEM customers is comprised of technology (which the OEM’s embed into their end user products) which is substantially different than the software licensed to end-users and valued added resellers & distributors (who are provided complete, off-the-shelf software product).  The amount and type of services provided to OEM’s are significantly less than that provided to end users or resellers / distributors, which is why the OEM rate is lower than that charged to end users or resellers / distributors.  This is supported by the fact that the number of personnel assigned to the OEM customer support group is less than 5% of the total customer support personnel company-wide.  With respect to support calls, the Company only provides technical support to the OEM’s internal engineering department.  As a result, the Company receives substantially less calls from this customer base.  In addition, any updates or upgrades are only provided to the OEM, which is responsible for distribution to their customer base.  As a result, the Company expends significantly less effort when providing product versions to this customer base.  The Company has consistently priced renewal rates for the OEM customer base at the percentage range previously provided for over the past 10 years.

As software licensed to OEM’s is primarily contracted for a specified time period (generally 3 to 5 years), the Company has considered TPA 5100.54, Fair Value of PCS in a Multi-Year Time-Based License and Software Recognition in concluding that renewal rates are substantive, specifically:

•        The Company’s contracts with OEM customers include optional annual support that would be provided at the specified rate from the point of software license delivery (i.e. separately stated for the initial year);

•        The period of the initial PCS period is optional and usually only one year in length, which is not relatively long compared to the term of the software license; and

•        The aggregate PCS renewal term is not less than the initial PCS period.

Given that the PCS rates are sufficiently narrow, are not bundled with the technology licensed and at the Company’s normal pricing practice for the OEM customer group, we believe that the rates are substantive.

Ms. Kathleen Collins
August 26, 2010

2.           We note your response to prior comment 6 only addresses services in the first stage of your SaaS arrangements. Please describe the nature of the services performed in the second and third stages and tell us how you measure performance in these stages. In this regard, we note that your response currently indicates that you measure performance based on labor hours; however, it is unclear to us how this measure of performance would be applied to hosting services.

Company Response: The second stage (study conduct) consists of project management services, hosting and related professional and support services.  The third stage (close out) consists of services required to close out, or lock, the database for the clinical trial and deliver final data sets to the client.  Please recall that the first stage (development and deployment) includes trial and application setup, including design of electronic case report forms and edit checks, investigator site training, and implementation of the system and server configuration.  In addition, please recall that since the Company does not have sufficient stand-alone transactions or other third-party evidence of fair value for all of the contract elements included in the three phases, these types of bundled arrangements are considered a single element contract.  The Company believes that its customers outsource to it the services provided throughout each of these stages, which consist of much more than typical hosting services, based on its overall general industry knowledge and the benefits to having the Company perform the work compared to the costs of its customers maintaining an internal staff to do such work.

The provision of the outsourced services discussed above vary from month to month, which is the reason the Company maintains records of hours incurred by its personnel for each customer contract.  As a result, revenue generated is measured principally by the total labor hours incurred as a percentage of estimated total labor hours for each contract.  It is the Company’s belief that labor hours (an input measure) are a reasonable surrogate for output measures as its customers receive and are obligated to pay for the service as performed.  This method focuses on the rights and obligations of the customer as well as the Company and reflects the pattern in which the obligation to the customer is fulfilled.

Item 9A. Controls and Procedures

(a) Disclosure Controls and Procedures, page 76

3.           We note the proposed disclosure provided in your response to prior comment 10. Please ensure that your disclosure also indicates that your disclosure controls and procedures are “designed to provide reasonable assurance of achieving their objectives.” See Section II.F.4 of SEC Release No. 33-8238.

Company Response: The Company respectfully acknowledges the Staff’s comment and will ensure that future filings include language indicating that the Company’s disclosure controls and procedures are “designed to provide reasonable assurance of achieving their objectives.”

Exhibit Index, page 80

Ms. Kathleen Collins
August 26, 2010

4.           We refer to prior comment 11. Exhibits that were required to have been filed with your Form 10-K in answer to Item 601 of Regulation S-K must be filed pursuant to an amendment to that Form 10-K.  Please amend your filing to include the value added reseller and VAR agreements entered into with Merrick Healthcare in March 2009 and February 2010, respectively, and the license agreement and term note agreement with the same entity.

Company Response:  In response to the Staff’s comment, the Company today filed Amendment No. 3 to its Form 10-K for fiscal year ended December 31, 2009 to, among other things, file, or incorporate by reference, each of the following agreements as exhibits:

•         Senior Secured Term Note dated June 4, 2008 made by the Company and certain of its subsidiaries for the benefit of Merrick RIS, LLC (“Merrick”), which was repaid in full by the Company in November 2009;

•         Value Added Reseller Agreement dated March 31, 2009 pursuant to which Merrick Healthcare Solutions, LLC d/b/a Olivia Greets (“Merrick Healthcare”) purchased software licenses from a subsidiary of the Company for $400,000 in the first quarter of 2009 (the “March 2009 Merrick Agreement”)1; and

•        Olivia Greets Standard Reseller Agreement dated March 12, 2010 pursuant to which the Company received the right to market, resell and supply certain of Merrick Healthcare’s products and services (the “March 2010 Merrick Agreement”)2.

Form 10-K/A for the Fiscal Year Ended December 31, 2009

Item 11. Executive Compensation

Compensation Discussion and Analysis

Potential Payments Upon Termination or Change in Control

Description of Agreements Providing for Potential Payments, page 11

_________________________
1 The Company supplementally advises the Staff that the “value added reseller agreement” discussed in the Company’s 10-K filed with the SEC on March 12, 2010 under “Risk Factors—Our large stockholders may have interests that differ from other shareholders” and Note 6 (Debt and Other Transactions with Related Party) to the Consolidated Financial Statements, and the “software license agreement” disclosed in Amendment No. 2 to the Company’s Form 10-K filed with the SEC on April 30, 2010 under “Certain Relationships and Related Transactions and Director Independence—Transactions with Related Persons—Software License Agreement with Merrick Healthcare Solutions” each related to the March 2009 Merrick Agreement.

2 The Company supplementally advises the Staff that the date of the March 2010 Merrick Agreement was incorrectly described in the Company’s 10-K filed with the SEC on March 12, 2010 under “Risk Factors—Our large stockholders may have interests that differ from other shareholders” and Note 6 (Debt and Other Transactions with Related Party) to the Consolidated Financial Statements as being “February 2010.” The March 2010 Merrick Agreement was executed on March 12, 2010.

Ms. Kathleen Collins
August 26, 2010

5.           We note your response to prior comment 17. Please supplementally quantify the estimated payments and benefits that would be provided in each covered circumstance, as previously requested.  Please also tell us why you believe that you need not include this information in an amendment to your Form 10-K.

Company Response: In response to the Staff’s comment, the Company today filed Amendment No. 3 to the Form 10-K to, among other things, amend the Item 11 information in Amendment No. 2 to include the table on quantified termination and change in control benefits required by Item 402(j) of Regulation S-K under the section captioned “Potential Payments upon Termination or Change in Control” that was also included in the Company’s subsequently filed definitive proxy statement filed with the SEC on August 12, 2010.

The tabular disclosure on quantified termination and change in control benefits included in Amendment No. 3 is reproduced below:

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

The table below reflects the amount of compensation to each of the Named Executive Officers without a change in control and upon a change of control, in each case, in the event of termination of the Named Executive Officer’s employment arrangement with the Company (i) upon termination by the Company without cause or upon resignation by the Named Executive Officers for good reason, (ii) for cause and (iii) upon the Named Executive Officer’s death or disability. The amounts shown assume that such termination was effective as of December 31, 2009, and thus includes amounts earned through such time and are estimates of the amounts which would be paid upon termination. The actual amounts to be paid out can only be determined at the time of termination.

	NO CHANGE IN CONTROL					UPON CHANGE IN CONTROL
	Payments upon Termination without Cause / Resignation for Good Reason ($)		Payments upon Termination for Cause ($)	Payments upon Death or Disability ($)		Payments upon Termination without Cause / Resignation for Good Reason ($)		Payments upon Termination for Cause ($)	Payments upon Death or Disability ($)

Name
Justin C. Dearborn	$250,000	(1)	$0	$0		$250,000	(1)	$0	$0
Steven M. Oreskovich	$379,199	(1)(2)	$0	$179,199	(2)	$379,199	(1)(2)	$0	$179,199	(2)
Nancy J. Koenig	$200,000	(1)	$0	$0		$200,000	(1)	$0	$0
Antonia A. Wells	$378,322	(1)(2)	$0	$179,199	(2)	$378,322	(1)(2)	$0	$179,199	(2)
Ann G. Mayberry– French (3)	$0		$0	$0		$0		$0	$0
____________
(1)
On July 3, 2008, we entered into letter agreements with Mr. Dearborn, Ms. Koenig, Mr. Oreskovich and Ms. Wells that provide for twelve (12) months’ base salary as severance upon a termination other than for cause and other than due to the executive officer’s death or disability, conditioned on the executive officer’s execution of a release agreement.

(2)
Mr. Oreskovich’s and Ms. Wells’ restricted stock awards provide for the lapse of the restrictions and full vesting upon: (a) the termination of the executive officer’s employment by us without cause or by the employee for good reason (as defined in the agreement), (b) the termination of the executive officer’s employment due to disability, (c) the involuntary termination of the executive officer’s employment or resignation for good reason within 365 days after a change in control, or (d) the sale by us of the business unit with respect to which the Named Executive Officer primarily performs services. Amounts included with respect to restricted stock represent the market value of unvested restricted stock based on the closing trading price ($3.36) of Merge Healthcare’s common stock at December 31, 2009 (the last trading day of fiscal 2009).

Ms. Kathleen Collins
August 26, 2010

(3)	Ms. Mayberry-French does not have a letter agreement with the Company.

Transactions with Related Persons, page 15

6.           We note your response to prior comment 19. Please tell us what disclosure you were required to make in your Form 10-K pursuant to Item 404(a) regarding the value added reseller and VAR agreements entered into with Merrick Healthcare in March 2009 and February 2010, and tell us why you believe you need not include this information in an amendment to your Form 10-K.

Company Response: The Company respectfully advises the Staff that March 2010 Merrick Agreement (referred to in the Staff’s comment as the February 2010 VAR agreement with Merrick Healthcare) was not and is not required to be disclosed pursuant to Item 404(a) because payments arising under the March 2010 Merrick Agreement were only $10,800 and $48,447 in 2009 and 2010, respectively, which amounts do not exceed the $120,000 annual threshold set forth in Item 404(a).  While the Company did disclose the existence of this agreement in its previous disclosure, due to the amounts represented by this contract during the relevant periods falling below the $120,000 threshold of Item 404(a), the Company does not believe that it needs to provide Item 404(a) disclosure for the March 2010 Merrick Agreement in an amendment to its Form 10-K.  The Company also supplementally advises the Staff that no additional payments will arise under the March 2010 Merrick Agreement because the agreement was terminated in connection with the Company’s acquisition of the Olivia Greets assets from Merrick Healthcare, which acquisition is further described in the Company’s Current Report on Form 8-K filed with the SEC on July 30, 2010.

The Company also does not believe that it is required to include Item 404(a) information regarding the March 2009 Merrick Agreement in an amendment to its Form 10-K because, as set forth below, all of the disclosure required under Item 404(a) with respect to that agreement was included either in the Risk Factor captioned “Our large stockholders may have interests that differ from other shareholders” on page 19 of the Company’s Form 10-K filed with the SEC on March 12, 2010 (the “Merrick Risk Factor”) or in the section captioned “Certain Relationships and Related Transactions and Director Independence—Transactions with Related Persons” in Amendment No. 2 to the Company’s Form 10-K filed with the SEC on April 30, 2010 (the “Related Party Section”).

Ms. Kathleen Collins
August 26, 2010

Subsection of Item 404(a)	Responsive Disclosure Made by the Company
Item 404(a)(1) requires disclosure of the name of the related person and the basis on which the person is a related person.
The Related Party Section includes disclosure under the sections captioned “Software License Agreement with Merrick Healthcare Solutions” and “Repayment of Merrick Term Note” that (i) the March 2009 Merrick Agreement was entered into with Merrick Healthcare, (ii) Merrick Healthcare is owned by Merrick, (iii) Merrick beneficially owns, as of April 28, 2010, 36.1% of the Company’s outstanding common stock (excluding 175,000 shares of common stock which could be acquired upon the exercise of stock options which are currently exercisable or exercisable within sixty (60) days by Michael W. Ferro, Jr.), (iv) Michael W. Ferro, Jr., the Company’s Chairman of the Board, and trusts for the benefit of Mr. Ferro’s family members beneficially own a majority of the equity interest in Merrick, (v) Mr. Ferro also serves as the chairman and chief executive officer of Merrick, (vi) accordingly, Mr. Ferro indirectly owned and controlled all of the shares of common stock owned by Merrick and (vii) Justin C. Dearborn, the Chief Executive Officer and a Director of the Company, served as Managing Director and General Counsel of Merrick Ventures, LLC, an affiliate of Merrick, from January 2007 until his appointment as Chief Executive Officer of the Company on June 4, 2008.

Item 404(a)(2) requires disclosure of the related person's interest in the transaction with the Company, including the related person's position(s) or relationship(s) with, or ownership in, a firm, corporation, or other entity that is a party to, or has an interest in, the transaction.

The above-referenced information included in the Related Party Section under the sections captioned “Software License Agreement with Merrick Healthcare Solutions” and “Repayment of Merrick Term Note” identifies Messrs. Ferro’s and Dearborn’s relationships with Merrick and the Company.

Item 404(a)(3) requires disclosure of the approximate dollar value of the amount involved in the transaction.	The Related Party Section under the subheading “Software License Agreement with Merrick Healthcare Solutions” includes disclosure that the revenue generated by this agreement was $400,000.

Ms. Kathleen Collins
August 26, 2010

Item 404(a)(4) requires disclosure of the approximate dollar value of the amount of the related person's interest in the transaction, which shall be computed without regard to the amount of profit or loss.

The Related Party Section includes disclosure that Merrick owns Merrick Healthcare and that Mr. Ferro, and trusts for the benefit of Mr. Ferro’s family members, beneficially own a majority of the equity interest in Merrick.

Item 404(a)(5) requires disclosure of the largest aggregate amount of principal outstanding during the period for which disclosure is provided and certain other information if the transaction relates to indebtedness.	Disclosure is not equired under Item 404(a)(5) because the March 2010 Merrick Agreement does not relate to indebtedness.
Item 404(a)(6) requires disclosure of any other information regarding the transaction or the related person in the context of the transaction that is material to investors in light of the circumstances of the particular transaction.
The Merrick Risk Factor includes disclosure that under the terms of the March 2009 Merrick Agreement, Merrick Healthcare purchased software licenses from the Company.

In future filings, the Company will ensure that all disclosure required by Item 404(a) is included within the Related Party Section of the Company’s Form 10-K or proxy statement, as applicable.

Forms 8-K Filed April 30, 2010 and June 18, 2010

7.           We note your response to prior comment 20 and it remains unclear to us why it was appropriate to eliminate historical stock-based compensation. In this regard, we note that employee compensation is a recurring expense and represents the costs of compensating your employees. As part of your response, please explain in greater detail, why you believe that you have met each of the criteria in Rule 11-02(b)(6) of Regulation S-X.

Company Response:  The Company believes that the historical stock-based compensation of employees of the acquired entity should be eliminated as it represents the elimination of compensation expense as the outstanding options of the acquired entity vested and were settled in cash prior to the completion of the acquisition.  In addition, the expense is calculable (i.e. factually supportable) and would not have existed had the acquisition occurred at the beginning of the fiscal year presented (i.e. directly attributable to the transaction).    In addition, the Company does not consider stock-based compensation expense of the acquired entity to have a continuing impact to the Company as:

•        The company did not assume any of the stock options that the acquired entity had outstanding prior to the acquisition (as stated above, these were settled in cash by the acquired entity prior to the acquisition);

Ms. Kathleen Collins
August 26, 2010

•        The Company did not have plans at the time of the acquisition to issue stock options to the acquired employees;

•        The Company does not generally issue stock options to employees at the commencement of their employment;

•        The vast majority of the Company’s common stock options outstanding are held by its board of directors and senior management; and

•   The vast majority (greater than 95%) of the stock-based compensation cost recorded by the acquired entity in 2009 and in 2010 (prior to the date of acquisition) relates either to personnel that were not retained by the Company or personnel that have not received a stock option grant by the Company subsequent to the date of acquisition.

*           *           *

Ms. Kathleen Collins
August 26, 2010

     The Company acknowledges that:

•        the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•        Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•        the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     If you have any questions with respect to the foregoing, please contact Thomas P. Conaghan at (202) 756-8161.

Very truly yours,

/s/ Thomas P. Conaghan
Thomas P. Conaghan

cc:  Justin C. Dearborn, Chief Executive Officer
       Steven M. Oreskovich, Chief Financial Officer
      Ann G. Mayberry-French, General Counsel and Secretary